

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2022

Xiaogang Geng
Chief Executive Officer
Jayud Global Logistics Ltd
4th Floor, Building 4, Shatoujiao Free Trade Zone
Shenyan Road, Yantian District
Shenzhen, China 518000

> **Re: Jayud Global Logistics Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted November 17, 2022**
> **CIK No. 0001938186**

Dear Xiaogang Geng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Regisistration Statement on Form F-1

Cover Page

1. Please enhance the disclosure in the third paragraph of the cover page by disclosing that you have a dual-class structure.

2. Please clarify the disclosure in the fourth paragraph by disclosing that your chief executive offer will own all Class B ordinary shares.

<u>Risk Factors, page 18</u>

3.   We note your disclosure that you have adopted a dual-class structure in which Class B ordinary shares are entitled to 10 votes on all matters subject to a vote at general meetings of the Company, and each share is convertible into one Class A ordinary share at any time at the option of the holder. Please revise your disclosure to include a risk factor that details the risks involved with the Class B Ordinary shares, including, but not limited to; how future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders, and how the conversion of Class B shares may impact Class A shareholders. In addition, revise to discuss the impact the dual-class structure will have on the ability of Class B holders to control matters requiring shareholder approval, including election of directors and amendments to organizational documents, as well as approval of major corporate transactions.

    You may contact Yong Kim, Staff Accountant at 202-551-3323 or Gus Rodriguez, Accounting Branch Chief at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Loan Lauren Nguyen, Legal Branch Chief at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Yang Ge